

May 31, 2012

Via E-mail
Gregory B. Maffei
Chief Executive Officer and President
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, CO 80112

Re: **Liberty Interactive Corporation**
Amendment No. 1 to Registration Statement on Form S-4
Filed May 21, 2012
File No. 333-180543

Dear Mr. Maffei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers, page 1

"Why are you conducting the rights offering and how will you use the proceeds received from the rights offering?" page 7

1. We note your response to comment 6 from our letter dated April 30, 2012. We further note that management may, in its sole discretion, reattribute assets between tracking stock groups. We continue to believe that you should revise your disclosure regarding the use of proceeds from the rights offering to clarify that although it is currently management's intent to use such proceeds for investments in new opportunities to be attributed to the Ventures Group, management may, in its sole discretion, use such assets for other purposes, which may or may not be compensated for as an inter-group loan, inter-group interest or other transfer of assets. In your risk factor disclosure "[we] could be required to use assets attributed to one group to pay liabilities attributed to the other group" on

page 27, you disclose the fact that your charter would not prevent you from satisfying liabilities of one group with assets of the other group. In addition, your disclosure in the risk factor "[o]ur board of directors may change the management and allocation policies following their implementation…" on page 29 clearly states that your board of directors may "at any time change or make exceptions" to your management and allocation policies.

Summary, page 10

The Transaction, page 10

2. Please disclose, if true, that management allocated the amount of debt, including the exchangeable debentures, to the Ventures group in order to show lower leverage and less complex debt attributable to the Liberty Interactive Group. Refer to the excerpts from the transcript and slide show presentation of the QVC investor meeting held on May 24, 2012 as filed pursuant to Rule 425 of the Securities Act and Rule 14a-6(b) of the Securities Exchange Act on May 29, 2012.

Reasons for the Tracking Stock Proposal…, page 13

3. We note your response to comment 10 from our letter dated April 30, 2012 and your support for the assertions in the first bullet point of this section that this transaction would encourage greater market recognition of the value of your businesses and assets. However, it is unclear how this increased transparency would "enhance stockholder value" for each tracking stock. Furthermore, it is unclear why this could not be accomplished through more detailed disclosure without the need to create tracking stocks. Please expand your disclosure to provide support for this statement or revise your disclosure accordingly.

Management and Allocation Policies, page 14

4. We note your disclosure that you will not notify stockholders of any modification, change or exception made to your management and allocation policies if you determine that it is not material to the company as a whole. As you are simply attributing all of assets and operations of the entire company to each the tracking stock group and allocating other items of the entire company between the two groups, please clarify under what circumstances any modifications, changes or exceptions to the policies would affect the company as a whole. Also disclose the time frame in which you will file a Form 8-K to notify stockholders of any material modification, change or exception to your management and allocation policies.

Risk Factors, page 20

5. We note your response to comment 15 from our letter dated April 30, 2012. Please
    expand the third bullet point of this section to address the risk that your directors or
    officers may have conflicts of interest if they own disproportionate interests in the two
    stocks. In addition, disclose the risks associated with the material dilution stockholders
    who do not exercise all of their Series A rights may experience upon consummation of
    the rights plan.

Risk Factors, page 26

6. We note your response to comment 16 from our letter dated April 30, 2012. We believe
    that the board of directors' discretion over each group's cash management policies,
    including its ability to use inter-group loans and inter-group interests as a means to use
    one group's capital resources to fund the other group's liquidity and capital expenditures,
    may make it difficult to evaluate the liquidity and capital resources of each group based
    on past performance. Please add a new risk factor or expand your risk factor on page 26
    to address this risk.

Treatment of Stock Options and Other Awards, page 54

7. We note your response to comment 14 from our letter dated April 30, 2012. Please
    expand your disclosure to explain when the option awards, stock appreciation rights and
    restricted stock awards will be distributed.   Disclose when you will evaluate the pre-
    distribution trading price of the Liberty Interactive common stock and the post-
    distribution trading price of the Liberty Interactive and Liberty Ventures common stock.

Annex A: Description of Business, page A-1

8. We note your response to comment 34 from our comment letter dated April 30, 2012.
    Please further expand your disclosure to identify the term of your governance agreements
    (or similar agreements controlling your ability to nominate directors) with HSN, Inc.,
    Expedia, Inc., Interval Leisure Group, Inc., Tree.com, and TripAdvisor, Inc. In addition,
    identify any termination rights the parties have with respect to these agreements.

Gregory B. Maffei
Liberty Interactive Corporation
May 31, 2012
 Page 4

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs, for

                                                Larry Spirgel
                                                Assistant Director

cc: Via E-mail
        Renee L. Wilm
        Katherine Jewell
        Baker Botts L.L.P.